UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

FCCC, Inc.
(Name of Issuer)

Common Stock, No Par Value - Stated Value $0.50
(Title of Class of Securities)

30246C104
(CUSIP Number)

Bernard Zimmerman, 18 High Meadow Rd., Weston, CT 06883 (203) 226-5165
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30246C104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Bernard Zimmerman & Company, Inc, IRS ID# 13-2736451, Affiliate of Bernard Zimmerman, President

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	[ ]

(b)	[X] Reporting person disclaims being a member of a group.

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO - See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization State of Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With
7.	Sole Voting Power 241,800 shares*

8.	Shared Voting Power -0-

9.	Sole Dispositive Power 241,800 shares*

10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 241,800 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 16.07%

14.	Type of Reporting Person (See Instructions) CO

*	Includes 100,000 shares of Common Stock issued to the Reporting Person upon the April 29, 2008 exercise of a warrant to purchase common stock of the Issuer that was assigned to the Reporting Person by Bernard Zimmerman, an affiliate of the Reporting Person.

Item 1.	Security and Issuer

Common Stock, no par value - stated value $0.50 per share.
FCCC, Inc.
200 Connecticut Avenue - 5th Floor
Norwalk, Connecticut 06854

Item 2.	Identity and Background

(a)	Bernard Zimmerman & Company, Inc.

(b)	18 High Meadow Road, Weston, CT 06883

(c)	Financial and management consulting

(d)	Not Applicable

(e)	Not Applicable

(f)	State of Connecticut

Item 3.	Source and Amount of Funds or Other Consideration

Consideration paid for the exercise of warrant was 46,500 shares of common stock held by Reporting Person.

Item 4.	Purpose of Transaction

The Warrant was initially acquired by Bernard Zimmerman, principal of the Reporting Person, as an investment and the Reporting Person's exercise was made prior to the Warrant's June 30, 2008 expiration

Item 5.	Interest in Securities of the Issuer

(a)	241,800 shares of Common Stock (which includes 100,000 shares issued to Reporting Person upon the exercise of a warrant that was assigned to Reporting Person by Bernard Zimmerman, its principal, or approximately 16.07% of the outstanding shares of issuer as of the date hereof.

(b)	The Reporting Person has sole voting and dispositive power with respect to the shares reflected as owned by said person.

(c)	There have been no transactions in the class of securities reported on that were effected during the past sixty days by the persons named in response to paragraph (a) above, except for the Warrant that was assigned to Reporting Person on April 29, 2008 by Bernard Zimmerman, the Reporting Person's President

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

7.01	Letter agreement authorizing transfer of Warrant from Bernard Zimmerman to Bernard Zimmerman & Company, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BERNARD ZIMMERMAN & COMPANY, INC.

By:	/s/ Bernard Zimmerman Name: Bernard Zimmerman Title: President

Dated: May 7, 2008